Exhibit 99.1

Hollysys Established Strategic Technology Research and Development Group

Beijing, China – December 22, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has established a strategic technology research and development group (“Strategic Technology Group”) in response to the impact of the COVID-19 pandemic and opportunities arising during this period. The Strategic Technology Group focuses on industrial and rail automation, manufacturing automation, medical automation and other control applications and systems that help our clients accelerate and streamline the work process. The Strategic Technology Group will be directed by Mr. Changli Wang, founder of the Company. Other members of the Strategic Technology Group include: Mr. Lei FANG, the Co-Chief Operating Officer of the Company, Mr. Xue YU, the Co- Chief Operating Officer of the Company, Dr. Chunming HE, the Chief Technology Officer of the Company, Mr. Hongyuan SHI, the Chief Human Resources Officer of the Company and Dr. Lei REN, the general manager of Beijing Hollysys Smart Energy Tech. Co., Ltd (“Hollysys Smart Energy”), a subsidiary of the Company.

Hollysys’ management commented: “We are very pleased to see the establishment of the Strategic Technology Group, which demonstrates our continuous commitment to research and development. Our investment in research and development has placed us at the forefront of research into the impact and benefits that automation can bring to our clients, and we expect, with the help of the Strategic Technology Group, to explore more possibilities and opportunities both in China and abroad and to create value for our shareholders. We are fortunate to have our founder Mr. Changli Wang joining us as the head of the Strategic Technology Group to lead our research and development efforts, and to support us at this critical stage as we look to prepare for the post-pandemic period.”

Changli WANG (“Dr. Wang”), aged 57, is the founder of the Company and has retired from the Company since 2013 with honor. Dr. Wang started the Company with the vision of an entrepreneur and an innovator and led the development of our key products, such as DCS and PLC. He served as a director and the Chief Executive Officer from the establishment of the Company in 2007 to 2013 and as the chairman of the board of the Company from 2010 to 2013. In addition, Dr. Wang served as the chairman of Beijing Hollysys from 2009 to 2010 and the Chief Executive Officer and the vice chairman of the Board of Beijing Hollysys from 1993 to 2009. From 1988 to 1993, Dr. Wang held the position of an engineer in the 6th Research Institute of China Electronics Corporation. Dr. Wang was also the vice chairman of the Chinese Automation Association from 2003 to 2013. Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his Ph.D. in Automation from Lancaster University in the UK in 1988.

Lei FANG (“Mr. Fang”), aged 44, is the Co-Chief Operating Officer of the Company and has led the Company’s industrial automation business since 2013. From 2017 to 2020 Mr. Fang served as the vice president of Hollysys Group, supervising the industrial automation business. From 2011 to 2013, Mr. Fang was in charge of the establishment and team building of Xi’an Hollysys, the Company’s research center in Xi’an. From 1998 to 2011, he was engaged in software development and the development of DCS control system for its application in various industries, including nuclear, coal-fire, thermal power and chemical, etc. Mr. Fang received his Master’s degree in computer from the 6th Research Institute of China Electronics Corporation and Bachelor degree in automatic control from Xidian University.

Yue XU (“Mr. Xu”), aged 58, is the Co-Chief Operating Officer of the Company. From 2009 to June 2020 Mr. Xu served as the vice president of Hollysys Group, supervising the railway transportation business. Mr. Xu joined the Company in 2000. From 2000 to 2009, he served as the president of Beijing Hollysys, managing the research and development of railway transportation operation, and led numerous key projects for China State Railway Group Co., Ltd. Mr. Xu received the National Science Progress Award (2nd class) in 2017. Mr. Xu received his Master’s degree in computer application from Beijing Jiaotong University.

Chunming HE (“Dr. He”), aged 52, is the Chief Technology Officer of the Company. Since 2016 he has been the vice president and the head of the research institute of Hollysys Group, supervising the research and development as well as product and quality control, in particular, Dr. He specializes in the industrial digital transformation covering the area of industry 4.0 and cyber physical systems and the implementation of Integrated Product Development system. Dr. He joined the Company in 2000. From 2011 to 2012, Dr. He directed the development of safety reinforcement of existing railway signaling system. From 2000 to 2011, Dr. He helped establish the railway signaling R&D team and led the development of comprehensive railway signaling system covering interlock system, on-ground and on-board system, track circuit, etc. Dr. He is an expert of the talent pool organized by Ministry of Science and Technology of PRC and Beijing Municipal Science & Technology Commission, and a fellow of IRSE (Institution of Railway Signal Engineers). He received the National Science Progress Award (2nd class) in 2017. Dr. He received his Ph.D. from the school of mechanical engineering, Beijing Institute of Technology.

Hongyuan SHI (“Mr. Shi”), aged 51, is the Chief Human Resources Officer of the Company. He has been the vice president of Hollysys Group since 2009, supervising different business segments over the years, including new products, industrial automation business, management information system and human resources. Mr. Shi joined the Company in 1997. From 2009 to 2015, Mr. Shi served as the head of subway business and the head of industrial automation business. From 1997 to 2008, he served as the associate head of technology center and the head of product center. Mr. Shi received his Master’s degree and his Bachelor’s degree in precision instrument from Tsinghua University.

Lei REN (“Dr. Ren”), aged 58, is the general manager of Hollysys Smart Energy. Dr. Ren was the engineering director of Johnson Electric HK from 2013 to 2015. From 2007 to 2008, Dr. Ren was the vice president and chief engineer of Beijing Hollysys Automation & Drive. From 2002 to 2007, he was the motor R&D and OEM manager of Beijing Hollysys Electric. Dr. Ren is an expert fellow of the National Micromotor Technical Committee for Standardization and an invited professor for Xi’an Micromotor Research Institute. He received his Ph.D. in motor and control from Harbin Institute of Technology in 1997.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com